02050297

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ending July 31, 2002

WESCAST INDUSTRIES INC.
(Translation of registrant's name into English)

200 Water Street, Wingham, Ontario, Canada N0G 2W0
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ■

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ■

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-____________.

CR

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESCAST INDUSTRIES INC.
(Registrant)

Date: July 31, 2002

By RT Finnie
(Signature)
Ray Finnie
President and CEO

wescast industries inc.

WESCAST EARNS ISO/TS 16949 CERTIFICATION

TSX: WCS.A
NASDAQ: WCST

BRANTFORD, Ontario, July 2, 2002 - Wescast Industries Inc. has received ISO/TS 16949 certification at all five of its Ontario manufacturing facilities. The certification recognizes Wescast's strong commitment to customer requirements and quality.

The ISO/TS 16949 standard is an ISO Technical Specification aligning existing US, Canadian, German, French and Italian automotive quality system standards within the global automotive industry. The goal of ISO/TS 16949 is the development of quality systems that provide for continuous improvement, emphasizing defect prevention and the reduction of variation and waste in the supply chain. The benefits include improved supplier product and process quality, additional confidence for global sourcing by automotive companies and a common, consistent quality systems approach for suppliers to the automotive industry.

"We are proud to achieve this internationally recognized standard of quality," stated Ray Finnie, President and CEO of Wescast Industries Inc. "The certification is significant to our current and future customers and will increase our global presence. This natural progression from our QS-9000 certification is a testament to the high level of commitment of Wescast employees."

ISO/TS 16949 has been accepted as equivalent to QS-9000 (North America), VDA 6.1 (Germany), AVSQ (Italy) and EAQF (France) automotive quality standards. It was written by the IATF, an international group of vehicle manufacturers including Ford, General Motors, DaimlerChrysler, PSA Peugeot-Citroen, Renault SA, Fiat, BMW and Volkswagen, plus various national trade associations. Japanese and Korean manufacturers are expected to recognize ISO/TS 16949 as verification of a quality system when Edition 2 is released in mid 2002.

About Wescast Industries Inc.:

Wescast Industries Inc. is the world's largest supplier of exhaust manifolds for passenger cars and light trucks. The Company designs, develops, casts and machines high-quality iron exhaust manifolds for automotive OEMs. Wescast has sales and design centres in Canada, the United States and Germany, as well as sales representation in the United Kingdom, France and Japan. The Company operates six production facilities in North America, including a 49% interest in United Machining Inc., an accredited Minority supplier in Michigan, and a 50% joint venture interest in Weslin Autoipari Rt., a Hungarian based supplier of cast iron exhaust manifolds and turbo charger housings for the European light vehicle market. The Company is recognized worldwide for its quality products, innovative design solutions and highly committed workforce.

For further information, please contact:

Mr. Ray Finnie
President and CEO
(519) 759-0452

Advisory

Wescast and its representatives may periodically make written or oral statements that are "forward-looking", including statements included in this news release and in our filings with applicable Securities commissions and in reports to our stockholders. These statements may be identified by words such as "believe", "anticipate," "project," "expect," "intend" or other similar expressions, and include all statements which address operating performance, events or developments that we expect or anticipate may occur in the future (including statements relating to future sales or earnings expectations, volume growth, awarded sales contracts and earnings per share expectations or statements expressing general optimism about future operating results). Such statements involve risks and uncertainties that may cause unanticipated events and actually evolve to be materially different from those either expressed or implied. These factors include, but are not limited to, risks associated with the automotive industry, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. For more detailed information regarding these risks you may refer to Wescast's publicly filed documents with applicable Canadian securities authorities and the U.S. Securities and Exchange Commission. Wescast undertakes no obligation to update any of these forward-looking statements.

wescast industries inc.

WESCAST INDUSTRIES INC.
DECLARES DIVIDEND

TSX: WCS.A
NASDAQ: WCST

July 18, 2002

Brantford, Ontario, - Wescast Industries Inc. has declared a dividend on its common shares in the amount of $0.12 per common share, and such dividend shall be payable on August 16, 2002 to shareholders of record at the close of business on July 29, 2002.

About Wescast Industries Inc.:

Wescast Industries Inc. is the world's largest supplier of exhaust manifolds for passenger cars and light trucks. The Company designs, develops, casts and machines high-quality iron exhaust manifolds for automotive OEMs. Wescast has sales and design centres in Canada, the United States and Germany, as well as sales representation in the United Kingdom, France and Japan. The Company operates six production facilities in North America, including a 49% interest in United Machining Inc., an accredited Minority supplier in Michigan, and a 50% joint venture interest in Weslin Autoipari Rt., a Hungarian based supplier of cast iron exhaust manifolds and turbo charger housings for the European light vehicle market. The Company is recognized worldwide for its quality products, innovative design solutions and highly committed workforce.

For further information, please contact:

Mr. Ray Finnie
Wescast Industries Inc.
(519) 759-0452

wescast industries inc.

WESCAST DELIVERS STRONG SECOND QUARTER RESULTS

TSX: **WCS.A**
NASDAQ: **WCST**

July 19, 2002
Brantford, Ontario

Wescast Industries Inc. reported strong second quarter 2002 financial performance. "I am extremely pleased with the Company's performance this quarter," said Ray Finnie, President and CEO. "We capitalized on the strong customer demand in the second quarter and delivered solid financial results."

Highlights

- Net earnings per share for the quarter on a fully-diluted basis, including the adjustment for the stock appreciation rights, were $0.93 per share. Net earnings per share on a fully-diluted basis, excluding the impact of the SAR adjustment, were $1.55 per share. This compares with fully-diluted net earnings per share of $1.35 and fully-diluted earnings per share from continuing operations of $1.43 reported for the same quarter in 2001.
- This quarter includes a charge against earnings of $8.6 million after tax, reflecting the cumulative impact of amending the company's stock option plan to include the addition of tandem stock appreciation rights (a "SAR" or "SARS"). The amendment was approved at the Company's Annual General Meeting held in May.
- Net earnings for the quarter, after reflecting the $8.6 million in after tax charges above, were $12.1 million. Net earnings over the same quarter in 2001 were $17.8 million, which could be compared with the 2002 net earnings on a pre-SAR basis of $20.7 million.
- The North American automotive vehicle production levels were strong in the second quarter, compared with 2001 levels, but below the levels experienced in 2000. Overall North American light vehicle production in the second quarter exceeded 2001 levels by just under 6%. Vehicle production by the Big 3 was up 5% over the same period.

- Wescast sales revenues were up 7% over the same period last year, reflective of the improvement in overall market conditions.

- Gross margin, before depreciation, on the sale of iron manifolds was 42%, slightly lower than the 42.8% reported over the same period in 2001. The benefits of the higher volumes, as well as continued improvement in operating performance, offset both price reductions to customers and cost increases, allowing the margin percentage to remain stable.

- During the quarter the Company experienced a 9-day illegal labour disruption at its Brantford Casting facility. The Company and Union are working together to improve relationships and resolve the issues that prompted this action.

- The Company has received ISO/TS 16949 certification at all five of its manufacturing facilities in Ontario. The certification recognizes the Company's strong commitment to quality.

- In June the Company was notified that it had earned a DaimlerChrysler Corporation Powertrain Component Award for 2001. The award recognizes suppliers for outstanding performance within a commodity area.

Operations

Total sales for the quarter of $112.1 million were up 7% from the previous year's level of $104.5 million. This was driven by sales generated from cast and machined iron manifolds which increased 6% to $107.5 million from $101.4 million in 2001, as well as tooling and prototype revenue which rose $1.5 million to $4.6 million compared with the $3.1 million recorded in 2001.

Gross Profit for the second quarter was $40.2 million, an increase of 4% over the $38.6 million earned over the same period in 2001. Our gross profit as a percentage of sales was 35.8%, slightly less than the 36.9% reported in the same quarter last year, reflecting lower margins on tooling and prototypes sales. The operating efficiency of the company's manufacturing facilities during the quarter was very strong with most facilities reporting improvements in scrap, uptime, labour effectiveness and attainment.

At the Company's Annual General Meeting held May 7, 2002, the Shareholders approved an Amendment to the Company's Stock Option Plan to authorize the grant of tandem stock appreciation rights (a "SAR" or SARS") in connection with options granted under the plan. As a result of the amendment participants have the choice, after the vesting period, of exercising their stock options or receiving a cash amount equal to the excess of the market price of the shares covered by the options over the exercise price of the related options as defined by the plan. The cumulative effect of this change to the end of the quarter has resulted in a non-cash, after tax, charge to earnings of $8.6 million. Our future quarterly and annual financial statements will reflect, as an expense, the fluctuations in the Company's market share price relative to the underlying exercise price of the options outstanding. The Company believes this treatment provides clear visibility of the ongoing economic impact of the option program to its investors and other stakeholders.

The company's selling, general and administrative expenses and research, development and design expenses for the quarter, excluding the charge for stock appreciation rights, totaled $10.7 million. This exceeded the $8.4 million incurred over the same period in 2001. The increase reflects additional selling expenses associated with establishing the infrastructure to support our global sales efforts and includes period costs pertaining to the new technical development centre and corporate office complex. These expenses also reflect the spending on research and development aimed at further advancing our "hot end systems" strategy.

Other income and expenses for the second quarter of 2002 was an expense of $0.9 million, compared to an expense of $1.9 million for the second quarter of 2001. The decrease is primarily a result of lower foreign exchange losses on net working capital and a reduction in losses on the disposal of equipment compared with 2001.

The effective tax rate reflected in the quarter of 24.9% is compared with a rate of 34.6% reflected in 2001. The rate for the quarter has been adjusted to bring the year-to-date tax rate in line with our estimate of the annual tax rate. The annual rate has declined from prior years reflecting the decrease in corporate tax rates in Ontario, as well as the impact of cost sharing arrangements between the Company and Weslin, its Hungarian joint venture. The lower tax rates in Hungary result in a lower effective tax rate upon consolidation.

Cash Flow

Operating cash flow from continuing operations was $22.7 million for the quarter compared to $19.1 million in 2001. The increase was attributable to stronger earnings from operations and improved working capital performance compared to 2001.

Capital expenditures for the second quarter were $28.0 million, compared to $15.4 million for the same quarter last year. The higher expenditure levels in 2002 were attributable to expenditures related to construction of the Company's technical development centre and corporate office complex, the addition of capacity at the machining facility in Wingham and the purchase of an aircraft. This was offset to some extent by lower capital expenditures at the joint venture facility in Hungary.

The Company deferred $1.0 million of pre-production costs of Weslin over the second quarter, consistent with the amount deferred over the same period in 2001.

Balance Sheet and Financial Position

At June 30, 2002 the Company had $86.3 million in cash, short-term investments and long-term bond investments compared to $88.0 million at the end of 2001. The Company continues to maintain a strong financial position and is well positioned to support future growth initiatives.

Earnings Forecast

At the end of the first quarter we indicated that, based on the market strength at that time and the overall positive outlook for the industry, we increased our projection of North American production volumes to a range of 15.5 million to 15.8 million light vehicles. We now see the range increasing to a range of 15.8 million to 16.2 million units. The Company is now forecasting to ship 15 million manifolds for 2002, up from earlier estimates of 14.8 million. Although we have moved our volume estimate up slightly, we are projecting our fully-diluted earnings per share from continuing operations, before SAR adjustments, to be unchanged from earlier estimates in the range of $4.40 to 4.60. In recent weeks we have seen a rise in raw material prices. If these increases are sustained, it will impact our ability to convert the projected volume increases into earnings.

The following table provides an overview of the above-mentioned highlights for the second quarter:

Wescast Industries Inc.
Q2 2002 Highlights

in millions of dollars, except per share data and where otherwise noted	Q2 2002	Q2 2001	% change	YTD 02	YTD 01	% change
Sales	112.1	104.5	7%	217.0	201.6	8%
Earnings from continuing operations before SAR impact	20.7	18.9	10%	39.2	37.3	5%
Earnings from continuing operations after SAR impact	12.1	18.9	-36%	30.6	37.3	-18%
Loss from discontinued operations	0.0	(1.1)	-100%	0.0	(2.8)	-100%
Net Earnings	12.1	17.8	-32%	30.6	34.5	-11%
Earnings from continuing operations per share						
basic	0.93	1.47	-37%	2.35	2.90	-19%
fully-diluted	0.93	1.43	-35%	2.35	2.83	-17%
Net earnings per share						
basic	0.93	1.37	-32%	2.35	2.67	-12%
fully-diluted	0.93	1.35	-31%	2.35	2.63	-11%
Sales Breakdown - dollars (net of pre-production deferrals)						
Casting & Machining	107.5	101.4	6%	209.0	194.8	7%
Cast	76.6	73.0	5%	149.7	140.3	7%
Internal Machining	30.0	27.4	9%	57.6	53.0	9%
External Machining	0.9	1.0	-10%	1.7	1.5	13%
Tooling & prototype	4.6	3.1	48%	8.0	6.8	18%
Sales Breakdown - units (000's)						
Ductile iron	0.2	0.3	-33%	0.5	0.6	-17%
SiMo iron	4.0	3.8	5%	7.8	7.2	8%
Total	4.2	4.1	2%	8.3	7.8	6%
Sales Breakdown - percentage						
SiMo Penetration	95.2%	92.7%		94.0%	92.3%	
Internal Machining Penetration	60.9%	59.5%		60.4%	60.4%	
Gross Margin (before depreciation)	46.3	44.5	4%	88.9	84.4	5%
Iron manifolds	45.2	43.4	4%	86.7	81.6	6%
Tooling, prototypes & other	1.1	1.1	0%	2.2	2.8	-21%
Gross Margin % (before depreciation)	41.3%	42.6%		40.9%	41.9%	
Iron manifolds	42.0%	42.8%		41.5%	41.9%	
Tooling, prototypes & other	23.6%	36.3%		27.0%	42.2%	
Gross Profit (after depreciation)	40.2	38.6	4%	76.7	72.3	6%
Iron manifolds	39.1	37.5	4%	74.5	69.5	7%
Tooling, prototypes & other	1.1	1.1	0%	2.2	2.8	-21%
Gross Profit % (after depreciation)	35.8%	36.9%		35.3%	35.9%	
Iron manifolds	36.4%	36.9%		35.6%	35.7%	
Tooling, prototypes & other	23.6%	36.3%		27.0%	42.2%	
Depreciation and amortization						
Depreciation and amortization- cost of sales	6.1	5.9	3%	12.2	12.1	1%
Depreciation - SG & A	0.7	0.8	-13%	1.3	1.4	-7%
Capital Expenditures	28.0	15.4	82%	38.6	28.5	35%
R&D	1.9	1.9	0%	3.7	3.3	12%
SG & A (% of sales)	7.8%	6.3%		7.5%	6.4%	
Tax Rate	24.9%	34.6%		30.6%	34.6%	

Wescast Industries Inc. is the world's largest supplier of exhaust manifolds for passenger cars and light trucks. The Company designs, develops, casts and machines high-quality iron exhaust manifolds for automotive OEMs. Wescast has sales and design centres in Canada, the United States and Germany, as well as sales representation in the United Kingdom, France and Japan. The Company operates six production facilities in North America, including a 49% interest in United Machining Inc., an accredited Minority supplier in Michigan, and a 50% joint venture interest in Weslin Autoipari Rt., a Hungarian based supplier of cast iron exhaust manifolds and turbo charger housings for the European light vehicle market. The Company is recognized worldwide for its quality products, innovative design solutions and highly committed workforce.

Forward Looking Statements

Wescast and its representatives may periodically make written or oral statements that are "forward-looking", including statements included in this news release and in our filings with applicable Securities Commissions and in reports to our stockholders. These statements may be identified by words such as "believe," "anticipate," "project," "expect," "intend" or other similar expressions, and include all statements which address operating performance, events or developments that we expect or anticipate may occur in the future (including statements relating to future sales or earnings expectations, volume growth, awarded sales contracts and earnings per share expectations or statements expressing general optimism about future operating results). Such statements involve risks and uncertainties that may cause unanticipated events and actually evolve to be materially different from those either expressed or implied. These factors include, but are not limited to, risks associated with the automotive industry, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. For more detailed information regarding these risks you may refer to Wescast's publicly filed documents with applicable Canadian securities authorities and the U.S. Securities and Exchange Commission. Wescast undertakes no obligation to update any of these forward-looking statements.

A conference call has been arranged for:

July 19, 2002
3:00 p.m. EST
To participate, please dial (416) 620-5683
Post view is available from July 19 to July 26, 2002. To access please dial 416-626-4100 and enter passcode 20647429.

For further information, please contact:

Mr. Ray Finnie
President and CEO
(519) 759-0452

Note 4. Property and Equipment

	June 30, 2002	December 30, 2001
Cost		
Land	**$5,029**	$4,997
Buildings and improvements	**125,274**	114,678
Machinery, equipment and vehicles	**294,856**	265,734
	425,159	385,409
Accumulated Depreciation		
Buildings and improvements	**17,048**	14,835
Machinery, equipment and vehicles	**129,732**	119,026
	146,780	133,861
Net Book Value		
Land	**5,029**	4,997
Buildings and improvements	**108,226**	99,843
Machinery, equipment and vehicles	**165,124**	146,708
	$278,379	$251,548

Note 5. Other

	June 30, 2002	December 30, 2001
Deferred pre-production costs	**$12,677**	$10,911
Director and employee share purchase plan loans	**1,807**	1,687
Bond issue costs	**60**	72
Deferred loss on foreign exchange contracts	**0**	66
Licence	**57**	61
Long-term bonds	**7,007**	6,804
	$21,608	$19,601

Note 6. Capital Stock

Authorized

Unlimited	Preference shares, no par value
Unlimited	Class A subordinate voting common shares, no par value
9,000,000	Class B multiple voting common shares, no par value

	June 30, 2002	December 30, 2001
Issued and outstanding		
5,700,391 Class A Common Shares (2001 – 5,626,575)	**$96,861**	$94,174
7,376,607 Class B Common shares (2001 – 7,376,607)	**12,427**	12,427
	$109,288	$106,601

Wescast Industries Inc.
Consolidated Balance Sheet
(in thousands of Canadian dollars) (Unaudited Canadian GAAP)

	As at	
	June 30, 2002	December 30, 2001
Current assets		
Cash and cash equivalents	**$34,575**	$58,579
Short-term investments	**44,750**	22,567
Receivables	**70,786**	56,421
Income taxes receivable	**693**	0
Inventories	**21,858**	19,839
Prepaids	**1,285**	1,437
Current assets – discontinued operations	**1,471**	3,979
	175,418	162,822
Property and equipment (Note 4)	**278,379**	251,548
Other (Note 5)	**21,608**	19,601
Long-term assets – discontinued operations	**12,162**	12,678
	$487,567	$446,649
Current liabilities		
Payables and accruals	**$42,006**	$31,908
Income taxes payable	**0**	4,252
Current portion of long-term debt	**1,999**	3,249
Current portion of stock appreciation rights (Note 7)	**10,427**	0
Current liabilities – discontinued operations	**3,913**	8,121
	58,345	47,530
Long-term debt	**4,617**	4,614
Long-term stock appreciation rights (Note 7)	**1,278**	0
Future income taxes	**4,953**	7,094
Employee benefits	**8,719**	7,964
	77,912	67,202
Shareholders' equity		
Capital stock (Note 6)	**109,288**	106,601
Retained earnings	**300,422**	272,922
Cumulative translation adjustment	**(55)**	(76)
	409,655	379,447
	$487,567	$446,649

Wescast Industries Inc.
Consolidated Statement of Earnings and Retained Earnings
(in thousands of Canadian dollars, except per share amounts) (Unaudited Canadian GAAP)

	Three months ended		Six months ended	
	June 30, 2002	July 1, 2001	**June 30, 2002**	July 1, 2001
Sales	**$112,140**	$104,529	**$217,040**	$201,561
Cost of sales	**71,941**	65,951	**140,364**	129,224
Gross profit	**40,199**	38,578	**76,676**	72,337
Selling, general and administration	**8,736**	6,567	**16,238**	12,802
Stock-based compensation (Note 7)	**12,789**	0	**12,789**	0
Research, development and design	**1,938**	1,864	**3,733**	3,300
	16,736	30,147	**43,916**	56,235
Other (income) expense				
Interest expense	**67**	111	**124**	232
Investment income	**(463)**	(832)	**(1,233)**	(1,807)
Other (income) and expenses (Note 8)	**968**	1,931	**908**	738
Earnings from continuing operations before income taxes	**16,164**	28,937	**44,117**	57,072
Income taxes (Note 9)	**4,021**	10,011	**13,481**	19,760
Earnings from continuing operations	**12,143**	18,926	**30,636**	37,312
Loss from discontinued operations	**0**	(1,169)	**0**	(2,800)
Net earnings	**$12,143**	$17,757	**$30,636**	$34,512
Earnings from continuing operations per share (Note 10)				
- basic	**$0.93**	$1.47	**$2.35**	$2.90
- fully-diluted	**$0.93**	$1.43	**$2.35**	$2.83
Net earnings per share (Note 10)				
- basic	**$0.93**	$1.37	**$2.35**	$2.67
- fully-diluted	**$0.93**	$1.35	**$2.35**	$2.63
Retained earnings, beginning of period	**$289,848**	$253,073	**$272,922**	$238,052
Net earnings	**12,143**	17,757	**30,636**	34,512
Dividends paid	**(1,569)**	(1,549)	**(3,136)**	(3,092)
Excess of cost over assigned value of Class A common shares purchased and cancelled	**0**	0	**0**	(191)
Retained earnings, end of period	**$300,422**	$269,281	**$300,422**	$269,281

Wescast Industries Inc.
Consolidated Statement of Cash Flows
(in thousands of Canadian dollars) (Unaudited Canadian GAAP)

	Three months ended		Six months ended	
	June 30, 2002	July 1, 2001	**June 30, 2002**	July 1, 2001
Cash derived from (applied to)				
Operating				
Earnings from continuing operations	**$12,143**	$18,926	**$30,636**	$37,312
Add (deduct) items not requiring cash:				
Depreciation and amortization	**6,787**	6,726	**13,491**	13,508
Amortization of bond costs	**262**	5	**439**	7
Future income taxes	**(3,565)**	249	**(2,919)**	673
Gain on disposal of investments	**0**	0	**(180)**	0
Loss on disposal of equipment	**6**	552	**47**	1,194
Stock-based compensation expense	**11,705**	0	**11,705**	0
Employee benefits	**613**	460	**1,226**	921
	27,951	26,918	**54,445**	53,615
Change in non-cash operating working capital (Note 11)	**(5,259)**	(7,769)	**(11,047)**	(4,275)
	22,692	19,149	**43,398**	49,340
Discontinued operations	**(332)**	(4,120)	**(922)**	(2,933)
	22,360	15,029	**42,476**	46,407
Financing				
Issue of long-term debt	**543**	339	**707**	545
Repayment of long-term debt	**(681)**	(687)	**(1,806)**	(1,976)
Payment of obligations under capital leases	**(203)**	(224)	**(393)**	(387)
Employee benefits paid	**(289)**	(160)	**(471)**	(343)
Issuance of share capital under Employee Share Purchase Plan	**161**	135	**309**	317
Employee share loan repayments	**37**	88	**80**	340
Issuance of share capital under Stock Option Plan	**639**	943	**2,121**	1,173
Repurchase of common shares	**0**	0	**0**	(340)
Dividends paid	**(1,569)**	(1,549)	**(3,136)**	(3,092)
	(1,362)	(1,115)	**(2,589)**	(3,763)
Investing				
Purchase of property, equipment and other assets	**(27,978)**	(15,399)	**(38,565)**	(28,517)
Purchase of investments	**0**	0	**(48,236)**	0
Deferred pre-production costs	**(1,043)**	(1,008)	**(2,444)**	(1,748)
Redemption of short-term investments	**0**	0	**25,602**	30,000
Proceeds on disposal of equipment	**65**	0	**105**	14
Discontinued operations	**8**	(2,905)	**(353)**	(7,360)
	(28,948)	(19,312)	**(63,891)**	(7,611)
Net increase (decrease) in cash and cash equivalents	**(7,950)**	(5,398)	**(24,004)**	35,033
Cash and cash equivalents				
Beginning of period	**42,525**	74,859	**58,579**	34,428
End of period	**$34,575**	$69,461	**$34,575**	$69,461

(in thousands of Canadian dollars, except per share amounts) (Unaudited Canadian GAAP)

Note 1. Basis of presentation

The disclosures in these interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements for the year ended December 30, 2001.

Note 2. Accounting policies

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements for the year ended December 30, 2001.

Note 3. Interest in jointly controlled entities

The following is the company's proportionate share of the major components of its jointly controlled entities (before eliminations):

	June 30, 2002	December 30, 2001
Balance Sheet		
Current assets	**$16,343**	$13,809
Long-term assets	**53,771**	50,095
Current liabilities	**17,658**	13,636
Long-term liabilities	**3,732**	3,909
Equity	**48,724**	46,359

	Three months ended		Six months ended	
	June 30, 2002	July 1, 2001	**June 30, 2002**	July 1, 2001
Statement of earnings				
Sales	**4,947**	3,724	**8,865**	7,285
Cost of sales and expenses	**5,292**	3,763	**9,521**	7,457
Net loss	**(345)**	(39)	**(656)**	(172)

	Three months ended		Six months ended	
	June 30, 2002	July 1, 2001	**June 30, 2002**	July 1, 2001
Statement of cash flows				
Cash derived from (applied to)				
Cash flows from operating activities	**(563)**	345	**(566)**	(539)
Cash flows from financing activities	**2,064**	13,662	**5,251**	25,528
Cash flows from investing activities	**$ (1,721)**	$ (11,322)	**$ (4,650)**	$ (20,343)

Note 12. Segment Information

The Company currently operates in one industry segment, the design and manufacture of exhaust manifolds for the automotive industry, and two geographic segments.

	Three months ended June 30, 2002			Three months ended July 1, 2001		
	North America	**Europe**	**Total**	North America	Europe	Total
Sales to external customers	**$112,140**	**$ 0**	**$112,140**	$104,529	$0	$104,529
Earnings (loss) from continuing operations	**12,624**	**(481)**	**12,143**	19,199	(273)	18,926
Interest revenue	**463**	**0**	**463**	820	12	832
Interest expense	**67**	**0**	**67**	111	0	111
Depreciation and amortization	**6,411**	**376**	**6,787**	6,582	144	6,726
Income taxes	**4,012**	**9**	**4,021**	9,994	17	10,011
Purchase of property, equipment and other assets	**$26,699**	**$1,279**	**$27,978**	$5,533	$9,866	$15,399

	Six months ended June 30, 2002			Six months ended July 1, 2001		
	North America	**Europe**	**Total**	North America	Europe	Total
Sales to external customers	**$217,040**	**$ 0**	**$217, 040**	$201,561	$0	$201,561
Earnings (loss) from continuing operations	**31,580**	**(944)**	**30,636**	37,800	(488)	37,312
Interest revenue	**1,233**	**0**	**1,233**	1,786	21	1,807
Interest expense	**124**	**0**	**124**	232	0	232
Depreciation and amortization	**12,755**	**736**	**13,491**	13,314	194	13,508
Income taxes	**13,458**	**23**	**13,481**	19,734	26	19,760
Purchase of property, equipment and other assets	**$36,235**	**$2,330**	**$38,565**	$10,653	$17,864	$28,517

	June 30, 2002			December 30, 2001		
	North America	**Europe**	**Total**	North America	Europe	Total
Total Assets	**$431,153**	**$56,414**	**$487,567**	$394,130	$52,519	$446,649
Property and Equipment	**237,148**	**41,231**	**278,379**	211,591	39,957	251,548
Deferred pre-production costs	**$ 3,865**	**$ 8,812**	**$ 12,677**	$4,544	$6,367	$10,911

Note 13. Comparative figures

The Company has reclassified certain comparative amounts to report discontinued operations. There was no effect on net earnings for the quarter ended July 1, 2001.

Note 7. Stock-based Compensation

On May 7, 2002 the shareholders approved an amendment to the Company's stock option plan to authorize the grant of tandem stock appreciation rights (a "SAR" or "SARs") in connection with options granted under the plan, at or after the time of grant of such options. Under the amended plan, participants will have the choice, after the vesting period, of exercising stock options or receiving a cash amount equal to the excess of the market price of the shares covered by the options over the exercise price of the related options as defined in the plan. The impact of the amendment of the plan on May 7 was a non-cash charge to earnings of $14,905 or $9,968 after tax. As a result of the market price of the Company's shares declining between May 7 and June 30, the cumulative impact of the amended plan during the three months ended June 30 was a non-cash charge to earnings of $12,789 or $8,553 after tax. The corresponding liability is reported in the balance sheet. SARs covered by options that have vested or will vest within one year have been reported in current liabilities and SARs covered by options that will not vest within one year are reported as long term.

Note 8. Other (income) and expenses

	Three months ended		Six months ended	
	June 30, 2002	July 1, 2001	**June 30, 2002**	July 1, 2001
Foreign exchange translation (gain) loss	**$ 1,107**	$1,485	**$1,033**	$ (311)
Loss (gain) on disposal of equipment and other	**(139)**	446	**(125)**	1,049
	$ 968	$ 1,931	**$908**	$ 738

Note 9. Income Taxes

The Company has lowered its estimated annual effective income tax rate from 34% to 30.5%. The decrease is attributable to lower Government of Ontario tax rates and the impact of cost sharing arrangements between the Company and its jointly controlled entity, Weslin Autoipari Rt.

Note 10. Earnings per share

Basic earnings from continuing operations per share and basic net earnings per share are based on the weighted average common shares outstanding (2002 – 13,075,004 shares; 2001 – 12,899,573 shares). Fully-diluted earnings from continuing operations per share and fully-diluted net earnings per share are based on the fully-diluted weighted average common shares outstanding (2002- 13,075,004 shares; 2001 – 13,188,809 shares).

Note 11. Consolidated statement of cash flows

The following is additional information to the statement of cash flows.

Change in non-cash operating working capital

	Three months ended		Six months ended	
	June 30, 2002	July 1, 2001	**June 30, 2002**	July 1, 2001
Receivables	**$ (6,042)**	$ (7,082)	**$ (14,308)**	$ (859)
Inventories	**(1,550)**	(2,862)	**(2,019)**	(5,207)
Prepaids	**115**	480	**152**	774
Payables and accruals	**6,188**	137	**10,073**	(1,859)
Income taxes payable	**(3,970)**	1,558	**(4,945)**	2,876
	$ (5,259)	$ (7,769)	**$ (11,047)**	$ (4,275)

wescast industries inc.

ACQUISITION ACCELERATES GROWTH AND DIVERSIFICATION OF WESCAST

TSX: **WCS.A**
NASDAQ: **WCST**

Brantford, Ontario – July 26, 2002 Wescast Industries Inc., the world's largest supplier of cast exhaust manifolds for passenger cars and light trucks has entered into an agreement to acquire Georgia Ductile Foundries LLC ("Georgia Ductile").

The transaction will see Wescast acquire 100% of Georgia Ductile for approximately $70 million (US). Wescast will pay $23 million (US) in cash with the balance funded through the assumption of all related debt. The acquisition is expected to close in early September 2002, subject to the completion of due diligence, regulatory approvals and other customary closing conditions.

Georgia Ductile, a privately held corporation, manufactures sand cast iron components primarily for the automotive industry focusing on suspension and brake components.

"This transaction reflects Wescast's commitment to achieve operational excellence and growth through globalization and diversification. We believe that this opportunity capitalizes on our competitive advantages and core competencies with respect to iron casting, machining and full service design capabilities while still maintaining our automotive focus", said Ray Finnie, President and CEO.

"Georgia Ductile is an excellent addition to Wescast. They have a strong sales force, solid market reputation and technical expertise. The acquisition will provide rapid entry into the suspension and brake component business through Georgia Ductile's existing customer base. Over time, we believe we can enhance the performance of the operation and anticipate accretive earnings per share by 2004 as the ramp up of the facility is achieved," he concluded.

About Georgia Ductile

Georgia Ductile, with manufacturing located in Cordele, Georgia and sales and engineering support in Troy, Michigan employs approximately 200 people. Anticipated sales revenues in 2002 are $20 million (US) and $45 million (US) in 2004.

George W. Mathews, Jr., founded this technologically advanced foundry in 2000 and has expanded the facility to support capacity requirements. Mr. Mathews earned an Industrial Management degree from Georgia Tech and later received an MBA from Harvard University. In 1971, he founded Intermet Corporation and retired as Chairman in 1994. Mr. Mathews will continue to support the growth efforts of Georgia Ductile as a consultant for the next two years.

A CONFERENCE CALL TO DISCUSS THIS ANNOUNCEMENT HAS BEEN ARRANGED FOR JULY 29, 2002 AT 10:00 A.M. TO PARTICIPATE, PLEASE DIAL (416) 641-6692. FOR THOSE UNABLE TO PARTICIPATE IN THE CALL, A "POST VIEW" NUMBER CAN BE ACCESSED UNTIL AUGUST 2, 2002. PLEASE DIAL (416) 626-4100 AND ENTER PASS CODE # 20785681.

FOR QUESTIONS AND ANSWERS REGARDING THIS NEWS RELEASE, PLEASE VISIT OUR WEBSITE AT www.wescast.com.

About Wescast Industries Inc.

Wescast Industries is the world's largest supplier of exhaust manifolds for passenger cars and light trucks. The Company designs, develops, casts and machines high-quality iron exhaust manifolds for automotive OEMs. Wescast has sales and design centres in Canada, the United States and Germany, as well as sales representation in the United Kingdom, France and Japan. The company operates six production facilities in North America, including a 49% interest in United Machining Inc., an accredited Minority supplier in Michigan, and a 50% joint venture interest in Weslin Autoipari Rt., a Hungarian based supplier of cast iron exhaust manifolds and turbo charger housings for the European light vehicle market. The Company is recognized worldwide for its quality products, innovative design solutions and highly committed workforce.

For further information, please contact:
Mr. Ray Finnie
President and CEO
(519) 759-0452

Advisory

Wescast and its representatives may periodically make written or oral statements that are "forward-looking", including statements included in this news release and in our filings with applicable Securities commissions and in reports to our stockholders. These statements may be identified by words such as "believe", "anticipate," "project," "expect," "intend" or other similar expressions, and include all statements which address operating performance, events or developments that we expect or anticipate may occur in the future (including statements relating to future sales or earnings expectations, volume growth, awarded sales contracts and earnings per share expectations or statements expressing general optimism about future operating results). Such statements involve risks and uncertainties that may cause unanticipated events and actually evolve to be materially different from those either expressed or implied. These factors include, but are not limited to, risks associated with the automotive industry, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Wescast undertakes no obligation to update any of these forward-looking statements.